For Immediate Release

Bell Canada to redeem Series 8 medium term notes due December 16, 2019

MONTRÉAL, September 14, 2018 – Bell Canada (Bell) today announced it will redeem on October 15, 2018, prior to maturity, all of its outstanding $200 million principal amount of 5.625% Medium Term Notes, Series 8, due December 16, 2019 (the Series 8 Notes).

The Series 8 Notes will be redeemed at a price equal to $1,034.228 per $1,000 of principal amount of notes plus $18.647 per $1,000 of principal amount for accrued and unpaid interest up to, but excluding, the date of redemption.

About Bell

Founded in Montréal in 1880, Bell is Canada’s largest communications company, providing innovative broadband wireless, TV, Internet and business communication services across the country. Bell Media is Canada’s premier content creation company with leading assets in television, radio, out of home, and digital media. Bell is wholly owned by BCE Inc. (TSX, NYSE: BCE). To learn more, please visit Bell.ca or BCE.ca.

The Bell Let’s Talk initiative promotes Canadian mental health with national awareness and anti-stigma campaigns like Bell Let’s Talk Day, and provides significant Bell funding of mental health care and access, research and workplace leadership initiatives. To learn more, please visit Bell.ca/LetsTalk.

Media inquiries:

Marie-Eve Francoeur

514-391-5263

marie-eve.francoeur@bell.ca

Investor inquiries:

Thane Fotopoulos

514-870-4619

thane.fotopoulos@bell.ca